

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Sonalee Parekh
Chief Financial Officer
RingCentral, Inc.
20 Davis Drive
Belmont, CA 94002

      Re: RingCentral, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-36089

Dear Sonalee Parekh :

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology